                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            MEADOW VALLEY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    583185103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            CD Capital Management LLC
                       111 South Wacker Drive, Suite 3950
                             Chicago, Illinois 60606
                            Attention: John Ziegelman
                            Telephone: (312) 803-5011
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  with copy to:
                             Greenberg Traurig, LLP
                              77 West Wacker Drive
                             Chicago, Illinois 60601
                       Attention: Peter H. Lieberman, Esq.
                            Telephone: (312) 456-8400

                                October 23, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this
Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                PAGE 1 OF 6 PAGES

--------------------------------------------------------------------------------
CUSIP No. 583185103              SCHEDULE 13D/A                Page 2 of 8 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: CD Capital Management LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 31-1816593
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                       7.   SOLE VOTING POWER
                            -0- (SEE ITEM 5)
   NUMBER OF         -----------------------------------------------------------
    SHARES             8.   SHARED VOTING POWER
 BENEFICIALLY               345,700 (SEE ITEM 5)
   OWNED BY          -----------------------------------------------------------
EACH REPORTING         9.   SOLE DISPOSITIVE POWER
    PERSON                  -0- (SEE ITEM 5)
     WITH            -----------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                            345,700 (SEE ITEM 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     345,700
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7% OF COMMON STOCK(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IA, OO
--------------------------------------------------------------------------------

(1)  Based on 5,129,760 shares of Common Stock of Meadow Valley Corporation outstanding on August 3, 2007, as reported in the Form 10-Q filed by the
     Issuer on August 13, 2007.

                                PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
CUSIP No. 583185103               SCHEDULE 13D/A               Page 3 of 8 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: John D. Ziegelman

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                       7.   SOLE VOTING POWER
                            -0- (SEE ITEM 5)
    NUMBER OF        -----------------------------------------------------------
     SHARES            8.   SHARED VOTING POWER
  BENEFICIALLY              345,700 (SEE ITEM 5)
    OWNED BY         -----------------------------------------------------------
 EACH REPORTING        9.   SOLE DISPOSITIVE POWER
     PERSON                 -0- (SEE ITEM 5)
      WITH           -----------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                            345,700 (SEE ITEM 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     345,700
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7% OF COMMON STOCK(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1)  Based on 5,129,760 shares of Common Stock of Meadow Valley Corporation outstanding on August 3, 2007, as reported in the Form 10-Q filed by the
     Issuer on August 13, 2007.

                                PAGE 3 OF 6 PAGES

                                 SCHEDULE 13D/A

     CD Capital Management LLC, a Delaware limited liability company ("CD
Capital"), John D. Ziegelman ("Mr. Ziegelman", and collectively with CD Capital, the "Reporting Persons") are jointly filing this Amendment No. 2 relating to the
Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the "Commission") on March 15, 2007, as amended by
Amendment No. 1 thereto filed with the Commission on June 8, 2007 (collectively, the "Schedule 13D").

     Except as set forth below, all Items of the Schedule 13D remain unchanged.
All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following information:

     All purchases of Common Stock were made in open market transactions, with investment funds in accounts under management on behalf of CD Capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total amount of funds expended for such purchases reflected on Schedule A to this Amendment No. 2 was approximately
$456,281, which was expended entirely by CD Capital. These amounts are in addition to the amounts previously reported.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information:

     On October 23, Mr. Ziegelman of CD Capital delivered to Charles E. Cowan,
Charles R. Norton and Don A. Patterson, the independent directors of the Issuer, a letter, dated October 23, 2007 (the "October Letter"), a copy of which is attached hereto as Exhibit 99.6 and which is incorporated by reference herein.
In the October Letter, Mr. Ziegelman expressed his disappointment with the management of the Issuer's business, and the Reporting Persons' belief that the
Issuer should immediately be put up for sale in order to maximize long-term shareholder value. Accordingly, Mr. Ziegelman, on behalf of the Reporting
Persons, has notified the Issuer's independent directors in the October Letter that the Reporting Persons now demand that the Issuer's Board of Directors (the
"Board") hire an independent, nationally recognized investment banking firm to asses all strategic alternatives, including a sale of the Issuer.

     The Reporting Persons expressly reserve the right to propose other matters identified in and related to the October Letter, and/or to propose or take actions intended to effect the demands set forth in the October Letter. In addition, the Reporting Persons expressly reserve the right to propose other matters such as dispositions of non-core assets and/or other value maximizing transactions with respect to all or parts of the Issuer, particularly following receipt by the Board of advice from a qualified investment banking firm which the Reporting Persons believe that the Board should immediately retain as noted
above. The Reporting Persons expressly hereby reaffirm the reservation of all rights, options and possible future actions heretofore disclosed by them in this
Item 4 to Schedule 13D.

                                PAGE 4 OF 6 PAGES

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to add the following information:

     As a result of the purchases and sales of shares of Common Stock as reflected on Schedule A to this Amendment No. 2, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons increased to
345,700, representing approximately 6.7% of the shares of Common Stock presently outstanding based upon the 5,129,760 shares of Common Stock reported by the
Issuer to be outstanding as of August 3, 2007 in the Issuer's Form 10-Q filed with the Commission on August 13, 2007.

     As a result of the transactions described in this Schedule 13D, the
Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:

                                             Number of          Approximate
                                             Shares of         Percentage of
Name of Reporting Person                    Common Stock    Outstanding Shares
--------------------------------------------------------------------------------
Mr. Ziegelman                                    345,700                 6.7%
CD Capital                                       345,700                 6.7%

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

Exhibit 99.6    Letter dated October 23, 2007 from Mr. Ziegelman to the
                independent directors of the Issuer.

                                PAGE 5 OF 6 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 23, 2007

                                     CD CAPITAL MANAGEMENT LLC

                                     By: ZP II LP, its Managing Member

                                     By: C3 Management Inc., its General Partner

                                     BY: /s/ John D. Ziegelman
                                         ---------------------------------------
                                     Name: John D. Ziegelman
                                     Title: President

                                     /s/ John D. Ziegelman
                                     -------------------------------------------
                                     JOHN D. ZIEGELMAN

                                PAGE 6 OF 6 PAGES

                                   SCHEDULE A

     This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person within the last 60 days. All transactions were effectuated in the open market through a broker.

Purchase (Sale) of Shares Effected by CD Capital for the Account of CD
Investment

                  Number of Shares                                  Aggregate
      Date        Purchased (Sold)       Price Per Share($)        Price($)(1)
--------------------------------------------------------------------------------
8/31/2007               (500)                 13.1445              (6.572.25)
9/17/2007               (292)                 12.6477              (3,693.13)
9/18/2007               1,392                 12.6024               17,542.54
9/26/2007               2,000                 11.8662               23,732.40
9/27/2007                100                  12.0055               1,200.55
10/1/2007                993                  11.9056               11,822.26
10/2/2007                479                  11.2555               5,391.38
10/4/2007               2,050                 11.6199               23,820.80
10/5/2007               1,500                 11.9008               17,851.20
10/9/2007               4,500                 12.3906               55,757.70
10/10/2007              4,300                 11.7569               50,554.67
10/12/2007              (200)                 11.8343              (2,366.86)
10/12/2007              (100)                 11.8546              (1,185.46)
10/12/2007              2,198                 11.9996               26,375.12
10/17/2007             10,177                 12.0421              122,552.45
10/18/2007              1,500                 11.9602               17,940.30
10/19/2007              2,400                 11.7555               28,213.20
10/22/2007              2,004                 11.7291               23,505.12
10/23/2007              2,495                 12.0328               30,021.84

(1)  Includes commissions but excludes other execution-related costs.

                                  EXHIBIT INDEX

Exhibit 99.6   Letter dated October 23, 2007 from Mr. Ziegelman to the
               independent directors of the Issuer.